Exhibit 99.4

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

c/o ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 950

Newport Beach, California 92660

_____________, 2025

Re:	Portillo’s Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Portillo’s Inc. (the “Company”) in connection with the proxy solicitation that Engaged Capital Flagship Master Fund, LP (“Engaged Capital”) and certain of its affiliates is considering undertaking to nominate and elect directors at the Company’s 2025 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter agreement (this “Agreement”) will set forth the terms of our agreement.

Engaged Capital agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to Engaged Capital or any of its affiliates of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Company, Engaged Capital or any of Engaged Capital’s affiliates), or material breach of the terms of this Agreement; provided, further, that except for acts in connection with the Solicitation and any related transactions which occurred prior to your being elected or appointed as a director of the Company, the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Engaged Capital prompt written notice of such claim or Loss (provided that failure to promptly notify Engaged Capital shall not relieve Engaged Capital from any liability which it may have on account of this Agreement, except to the extent Engaged Capital shall have been materially prejudiced by such failure). Upon receipt of such written notice, Engaged Capital will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.

Engaged Capital may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim and does not require you to admit to any violation of any law, order or regulation. Notwithstanding anything to the contrary set forth in this Agreement, Engaged Capital shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without Engaged Capital’s prior written approval. In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of Engaged Capital, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of Engaged Capital, any confidential, proprietary or non-public information (collectively, “Information”) of Engaged Capital, or any of its affiliates or members of its Schedule 13D group with respect to the Solicitation which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Engaged Capital, or any of its affiliates or members of its Schedule 13D group with respect to the Solicitation or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Engaged Capital so that Engaged Capital may seek a protective order or other appropriate remedy or, in Engaged Capital’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or Engaged Capital does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Engaged Capital and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Engaged Capital and, upon request of a representative of Engaged Capital, all such Information shall be returned or, at Engaged Capital’s option, destroyed by you, with such destruction confirmed by you to Engaged Capital in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

*              *              *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

By:	Engaged Capital, LLC General Partner

By:
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

ACCEPTED AND AGREED:

[NOMINEE]